Exhibit 8.1

List of subsidiaries

Subsidiaries	Place of incorporation
NewGenIvf Limited	Cayman Islands
FFPGS (HK) Limited	Hong Kong
Bi Clinic LLC	Kyrgyzstan
First Fertility PGS Center Limited	Thailand
First Fertility Phnom Penh Limited	Cambodia
Med Holdings Limited	Thailand
Well Image Limited	Hong Kong
深圳前海豐泰仁匯健康科技有限公司 (Shenzhen Qianhai Fengtai Renhui Health Technology Co., Ltd)	China